Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of Management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by Management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. These internal accounting controls provide reasonable assurance that financial records are reliable, form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct. Based on its evaluation, Management concluded that the internal control over financial reporting was effective as of the end of the period covered by its annual report.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting of independent directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without Management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

Neil McMillan                                                                       Rick Johnson, CA
President &                                                                           Vice President Finance &
Chief Executive Officer                                                        Chief Financial Officer

Saskatoon, Canada
March 28, 2008

Auditors' Report
To the Shareholders of Claude Resources Inc.

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Saskatoon, Canada
March 28, 2008

Consolidated Balance Sheets
DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2007	2006
Assets
Current assets:
Cash	$2,628	$5,331
Accounts receivables	3,404	1,318
Interest receivable on restricted promissory notes	3,294	506
Inventories and stockpiled ore (Note 4)	7,504	6,288
Shrinkage stope platform costs (Note 5)	10,872	9,987
Prepaids	594	425
	28,296	23,855
Mineral properties (Note 6)	76,904	52,984
Oil & natural gas properties (Note 7)	9,099	9,198
Investments (Note 8)	1,140	1,428
Deposits for reclamation costs (Note 13)	2,389	2,270
Restricted promissory notes (Note 9)	81,606	55,982
	$199,434	$145,717
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,331	$5,592
Interest payable on royalty obligations	3,205	1,318
Demand loans (Note 10)	6,015	8,000
Other liabilities (Note 11)	1,887	911
	16,438	15,821
Obligations under capital lease (Note 12)	1,612	502
Royalty obligations (Note 9)	82,779	56,496
Deferred revenue (Note 9)	7,291	4,834
Asset retirement obligations (Note 13)	3,207	2,486
	111,327	80,139
Shareholders’ equity:
Share capital (Note 14)	85,591	56,036
Contributed surplus	1,308	1,062
Retained earnings	1,513	8,480
Accumulated other comprehensive loss	(305)	-
	88,107	65,578

Commitment (Note 20)
Subsequent event (Note 23)
	$199,434	$145,717

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Josef Spross                                                                         Ronald J. Hicks, CA
Chairman                                                                               Chairman, Audit Committee

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2007	2006
Revenues:
Gold	$29,922	$32,495
Oil & natural gas (net of royalties)	3,026	3,184
	32,948	35,679
Expenses:
Gold	25,311	21,296
Oil & natural gas	2,384	2,330
Depreciation, depletion and accretion:
Gold	8,308	9,968
Oil and gas	968	729
	36,971	34,323
	(4,023)	1,356
Other Expenses (Income):
General and administrative	3,575	2,651
Interest and other (Note 15)	(113)	229
Stock compensation expense	592	523
Loss (gain) on sale of assets (Note 16)	12	(5,925)
Write-down of exploration properties	583	155
	4,649	(2,367)
Earnings (loss) before income taxes	(8,672)	3,723
Income tax recovery (Note 17)	1,705	2,699
Net earnings (loss)	$(6,967)	$6,422
Net earnings (loss) per share (Note 18)
Basic and diluted	$(0.08)	$0.09
Weighted average number of common shares outstanding (000’s) (Note 18)
Basic	88,296	73,184
Diluted	88,296	74,113

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2007	2006
Net earnings (loss)	$(6,967)	$6,422
Other comprehensive loss
Net realized loss on disposition of available-for-sale securities	(17)	-
Unrealized loss on available-for-sale securities	(751)	-
Other comprehensive loss	(768)	-
Total comprehensive income (loss)	$(7,735)	$6,422

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2007	2006
Share Capital (Note 14)
Balance, beginning of year	$56,036	$53,109
Common shares issued for cash	27,957	5,083
Warrants exercised	2,799	167
Flow-through renunciation	(1,705)	(2,699)
Exercise of options	294	251
Other	210	125
Balance, end of year	$85,591	$56,036
Contributed Surplus
Balance, beginning of year	$1,062	$622
Stock-based compensation	592	523
Options exercised	(101)	(81)
Warrants exercised	(177)	-
Other	(68)	(2)
Balance, end of year	$1,308	$1,062
Retained Earnings
Balance, beginning of year	$8,480	$2,058
Net earnings (loss)	(6,967)	6,422
Balance, end of year	$1,513	$8,480
Accumulated other comprehensive loss
Balance, beginning of year	$-	$-
Transition adjustment (Note 3)	463	-
Other comprehensive loss	(768)	-
Balance, end of year	$(305)	$-
Total retained earnings and accumulated other comprehensive loss	$1,208	$8,480
Shareholders’ equity, end of year	$88,107	$65,578

See accompanying notes to  consolidated financial statements.

Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2007	2006
Cash provided from (used in):

Operations:

Net earnings (loss)	$(6,967)	$6,422
Non-cash items:
Depreciation, depletion and accretion	9,276	10,697
Stock-based compensation	592	523
Write-down of exploration properties	583	155
Loss (gain) on sale of assets	12	(5,925)
Income tax recovery	(1,705)	(2,699)
Net changes in non-cash operating working capital:
Accounts Receivable	(4,874)	2,535
Inventories and stockpiled ore	(1,216)	(335)
Shrinkage stope platform costs	(885)	(1,046)
Prepaids	(169)	(28)
Accounts Payable and accrued liabilities	1,626	530
Cash from (used in) operations	(3,727)	10,829
Investing:
Mineral properties	(32,133)	(20,507)
Oil & natural gas properties	(824)	(2,204)
Restricted promissory notes	(25,624)	(35,000)
Investments	(30)	5,046
Increase in reclamation deposits	(119)	(173)
Cash used in investing	(58,730)	(52,838)
Financing:
Issue of common shares, net of issue costs	30,914	5,547
Proceeds from royalty obligations	25,756	34,396
Deferred revenue	3,331	4,200
Bank indebtedness	-	(2,543)
Demand loan:
Proceeds	-	5,000
Repayments	(1,985)	(1,261)
Obligations under capital lease:
Proceeds	2,514	841
Repayment	(776)	(288)
Cash provided from financing activities	59,754	45,892

Increase (decrease) in cash	(2,703)	3,883
Cash and cash equivalents, beginning of year	5,331	1,448
Cash and cash equivalents, end of year	$2,628	$5,331

	2007	2006
Cash and cash equivalents comprised of:
Cash	$-	$1,868
Cash in bankless outstanding cheques	(2,372)	-
Term deposits	5,000	3,463
	$2,628	$5,331

	2007	2006
Supplemental cash flow disclosure:
Interest paid	$2,290	$693

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
YEARS ENDED DECEMBER 31
TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED

1. Description of Operations:

GOLD

The Seabee and area gold mines, owned 100% by Claude Resources, are located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves at Seabee commenced in 1991; mining of the Santoy 7 ore reserves commenced at the beginning of the fourth quarter in 2007.

OIL & NATURAL GAS

The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd., has an interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are operated by others. In addition to these properties, the Company has interests in producing oil & natural gas wells at a number of other Alberta locations. The Alberta properties are subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in four producing horizontal wells.

2. Significant Accounting Policies:

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that Management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, financial instruments and mineral reserves.  Actual results could differ from these estimates.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiaries. The accounts include the Company’s share of joint operations.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less.

INVESTMENTS

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings.  Prior to January 1, 2007, the Company accounted for investments at cost.

DEPOSITS FOR RECLAMATION COSTS

Deposits for reclamation costs, designated as held to maturity, consist of investment certificates held as security for reclamation requirements and are carried at the lower of cost and net realizable value.

INVENTORIES AND STOCKPILED ORE

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope and long-hole mining methods to mine its ore body at the Seabee mine. Under these methods, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operating expenses as incurred.

Upon commencement of commercial production, the costs of each property are amortized against future income using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations or through sale of reserves, or are related to properties which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

The carrying value of mineral properties is reviewed regularly and, where necessary, is written down to the estimated net recoverable amount.  Estimated future net cash flow, on an undiscounted basis, is calculated for the property using:  estimated recoverable reserves and resources; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating and capital cash flows.  An impairment loss is recognized when the carrying value of an asset exceeds the sum of undiscounted future net cash flows.  An impairment loss is measured at the amount by which the asset’s carrying amount exceeds its fair value. It is possible that changes could occur that may affect the recoverability of the carrying value of mineral properties.

OIL & NATURAL GAS PROPERTIES

The Company is engaged in oil & natural gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

The Company follows the full-cost method of accounting whereby all costs relating to the exploration for and development of oil & natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative costs, costs of drilling both productive and non-productive wells including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.  Expenditures for maintenance and repairs are charged to operating expenses as incurred.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proved reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The carrying values of the Company’s oil & natural gas properties are compared annually to an estimate of undiscounted future net cash flow from the production of proved reserves, based on estimated future prices. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the oil & natural gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability for the Company’s asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, natural gas liquids and natural gas represents the Company’s share of the sale value of production.

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

HEDGING TRANSACTIONS

Derivative financial instruments are periodically used by the Company in the management of its foreign currency and commodity price exposures. The Company may enter into foreign exchange and gold derivative contracts to hedge anticipated sales denominated in US dollars.  Derivative instruments are not designated as hedges and are recorded using the mark-to-market method of accounting whereby instruments are recorded in the consolidated balance sheets as either an asset or liability with changes in fair value recognized in net earnings.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period which includes the enactment or substantive enactment date.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.  The valuation of future income taxes is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated recoverable amount.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the tax cost of expenditures renounced to the subscribers, except to the extent that the Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 14. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes a compensation expense for all stock options awarded based on the fair value of the options at the date of the grant, which is determined using an option pricing model. The fair value of the options is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company's contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.

3. Accounting Standards

(a) Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Financial Instruments - Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.
•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.
•	Derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its significant financial instruments as follows:

•
Investment securities are classified as available-for-sale securities.  The Company has recorded a transition adjustment of $463,000 representing the unrealized gain on these investments at January 1, 2007.

•	Restricted promissory notes relating to the Red Mile Resources Limited Partnership Agreements are classified as loans and receivables.
•	Reclamation deposits are classified as held to maturity.

(ii) Derivatives

The Company has elected to continue accounting for contracts entered into for the purpose of delivering or receiving non-financial items for its expected purchase, usage or sales requirements as executory contracts.

Derivatives may be embedded in other financial instruments (the “host instrument”).  Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value.  These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.  The Company has not identified any material embedded derivatives which require separate recognition and measurement.

(iii) Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company has elected not to apply hedge accounting.

(iv) Comprehensive Income

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

(b) Future Changes in Accounting Policy

(i) Inventories

Effective January 1, 2008, the Company will adopt the new Canadian standard, CICA Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory.  The measurement changes include the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories.  Disclosures of inventories have also been enhanced.  Inventory policies, carrying amounts, amounts recognized as an expense, writedowns and the reversals of writedowns are required to be disclosed.

The impact of this new standard on the Company's financial statements is currently being assessed.

(ii) Financial Instruments - Disclosure and Presentation

Effective January 1, 2008, the Company will adopt two new Canadian standards:  Handbook Section 3862, Financial Instruments - Disclosures and Handbook Section 3863, Financial Instruments - Presentation.  These sections replace Handbook Section 3861, Financial Instruments - Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.

(iii) Capital Disclosures

Effective January 1, 2008, the Company will adopt the new Canadian standard, Handbook Section 1535, Capital Disclosures.  This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the Company’s objectives, policies and processes for managing capital.

4. Inventories and Stockpiled Ore:

	2007	2006
Gold in-circuit	$1,100	$1,076
Stockpiled ore	562	427
Materials and supplies	5,842	4,785
	$7,504	$6,288

5. Shrinkage Stope Platform Costs:

	2007	2006
Stope Platform Costs	$10,872	$9,987

Shrinkage stope platform costs represent ore that is being used either as a working stage, within the stope, to gain access to further ore or are costs incurred to access ore within the long-hole stope. This ore is expected to be processed in the following 12 months.

6. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2007		depletion and	2006
	Cost	write-down	Net	Cost	write-down	Net
Property acquisition and mine development costs	$93,879	$62,907	$30,972	$77,675	$57,805	$19,870
Buildings, plant and equipment	83,975	63,386	20,589	72,985	59,715	13,270
Exploration properties	30,541	5,198	25,343	24,917	5,073	19,844
	$208,395	$131,491	$76,904	$175,577	$122,593	$52,984

There have been no interest costs capitalized to date. Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties based on reserve estimates verified by the Company’s Qualified Person. The Company performed a ceiling test calculation at December 31, 2007 to assess the recoverable amount of its mineral properties.  The ceiling test indicated no impairment.

Expenditures on exploration properties for the year ended December 31, 2007 and 2006, were comprised largely of drilling and bulk sample costs on the Santoy and drilling costs on the Madsen properties.

7. Oil & Natural Gas Properties:

Details of the Company’s oil & natural gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2007		depletion and	2006
	Cost	write-down	Net	Cost	write-down	Net
Property acquisition and drilling costs	$14,808	$10,875	$3,933	$14,511	$10,534	$3,977
Gas plant and production equipment	11,987	6,821	5,166	11,459	6,238	5,221

	$26,795	$17,696	$9,099	$25,970	$16,772	$9,198

The Company performed a ceiling test calculation at December 31, 2007 to assess the recoverable amount of its oil & natural gas property, plant and equipment. The ceiling test indicated no impairment.  The price forecast at December 31, 2007 used in this evaluation, as outlined in the table below, was provided by the Company’s independent reserve evaluator.

Year	Edmonton Par Price 40 degrees API ($Cdn / bbl)	Alberta AECO-C Spot ($Cdn/MMBTU)
2008	88.17	6.51
2009	84.54	7.22
2010	83.16	7.69
2011	81.26	7.70
2012	80.73	7.61
2013	81.25	7.78
2014	82.88	7.96
2015	84.55	8.14
2016	86.25	8.32
2017	87.98	8.51
Thereafter	Escalation rate of 2.0% thereafter

The Alberta oil & natural gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,150,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid by the Company are as follows:

December 31, 2007                                           $131,977,000
December 31, 2006                                           $127,694,000

8. Investments:

	2007 Fair Value	2006 Book Value

Available-for-sale securities	$1,140	$1,428

At December 31, 2007, available-for-sale securities had a cost of $1,445.  At December 31, 2006, the fair value of the Company’s available-for-sale securities was $1,891.

9. Restricted Promissory Notes and Royalty Obligations:

a) In December 2007, the Company entered into a Royalty Agreement (“2007 Agreement”) with Red Mile Resources No. 11 Limited Partnership (“Red Mile No. 11”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $28,955,250 which included royalty income of $25,624,000, indemnity fees of $1,355,382 and interest income of $1,975,868.

Under the terms of the 2007 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the term of the 2007 Agreement. In addition, the Company granted Red Mile No. 11 a Net Profits Interest (NPI) of 3.50%, 3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250, $1,500 or $1,675 per ounce, respectively.

$25,625,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note.  The restricted promissory note earns interest at 7%, payable annually, and matures on February 15, 2017. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 11, effectively terminating the 2007 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2007 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 11 is included in "Royalty Obligations". These amounts are treated as debt and bear interest which is included in interest expense. The indemnity fee and interest income of $1,355,382 and $1,975,868 received by the Company are included in "Deferred Revenue" on the balance sheet and recognized in income over the life of the 2007 Agreement.

b) In December 2006, the Company entered into a Royalty Agreement (“2006 Agreement”) with Red Mile Resources No. 8 Limited Partnership (“Red Mile No. 8”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $39,200,000 which included royalty income of $35,000,000, indemnity fees of $436,000 and interest income of $3,764,000.

Under the terms of the 2006 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $40.82 to $254.66 per ounce over the term of the agreement.  In addition, the Company granted Red Mile No. 8 a Net Profits Interest (NPI) of 3.75%, 4.00% or 4.25% in years 2012 through 2016, payable only if each day’s price of gold in any of those calendar years is greater than CDN $975, $1,175 or $1,375 per ounce, respectively.

$35,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 7%, payable annually, and matures on February 16, 2016.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 8, effectively terminating the 2006 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2006 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 8 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  The indemnity fee and interest income received of $436,000 and $3,764,000, respectively was deferred and is included in “Deferred Revenue” on the balance sheet and is being recognized in income over the life of the 2006 Agreement.

c) In December 2005, the Company entered into a Royalty Agreement (“2005 Agreement”) with Red Mile Resources No. 7 Limited Partnership (“Red Mile No. 7”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $15,680,000 which included royalty income of $14,000,000, indemnity fees of $907,000 and prepaid interest of $773,000.

Under the terms of the 2005 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $3.00 to $112.45 per ounce over the term of the 2005 Agreement.  In addition, the Company granted Red Mile No. 7 a Net Profits Interest (NPI) of 1.00%, 2.00% or 3.00% in years 2011 through 2015, payable only if each day’s price of gold in any of those calendar years is greater than CDN $875, $1,075 or $1,275 per ounce, respectively.

$14,000,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on February 15, 2015.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 7, effectively terminating the 2005 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2005 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 7 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  Of the indemnity fees received, $907,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income over the life of the 2005 agreement.  The prepaid interest received, $773,000, was deferred and recorded as income in 2006.

d) In December 2004, the Company entered into a Royalty Agreement (“2004 Agreement”) with Red Mile Resources No. 3 Limited Partnership (“Red Mile No. 3”) whereby the Company sold a “Royalty” on a portion of the gold production at its Seabee operations; this agreement lasts the shorter of 10 years or the life of the Seabee operations. The Company received cash of $8,018,000 which included royalty income of $7,112,000, indemnity fees of $625,000 and prepaid interest of $281,000.

Under the terms of the 2004 Agreement, the Company is required to make Royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $1.00 to $24.53 per ounce over the term of the 2004 Agreement.  In addition, the Company granted Red Mile No. 3 a Net Profits Interest (NPI) of 2.50%, 3.00% or 4.00% in years 2010 through 2014, payable only if each day’s price of gold in any of those calendar years is greater than CDN $800, $900 or $1,200 per ounce, respectively.

$6,982,000 of the cash received was placed with a financial institution; in return, the Company received a restricted promissory note. The restricted promissory note earns interest at 6%, payable annually, and matures on December 10, 2014.  Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense.

Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No. 3, effectively terminating the 2004 Agreement, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of the 2004 Agreement.

On the balance sheet, the royalty payment received from Red Mile No. 3 is included in “Royalty Obligations”.  These amounts are treated as debt and bear interest which is included in interest expense.  Of the indemnity fees received, $625,000 was deferred and is included in “Deferred Revenue” on the balance sheet and recognized in income over the life of the 2004 agreement.  The prepaid interest received, $281,000, was deferred and recorded as income in 2005.

e) In accordance with AcG 15 - “Consolidation of Variable Interest Entities” and EIC 157 - “Implicit Variable Interests under AcG 15”, the Company has determined that these Red Mile Limited Partnerships are variable interest entities for which the Company holds variable interests. However, as the Company is not the primary beneficiary under these arrangements it is not required to consolidate these entities.

The following supplemental schedules present the effects of the Red Mile Agreements on the Restricted Promissory Notes, Royalty Obligations, and Deferred Revenue balances presented on the Company’s balance sheet:

Restricted Promissory Note Schedule

	2007	2006
Balance, beginning of year	$55,982	$20,982
Net additions	25,624	35,000
Balance, end of year	$81,606	$55,982

Royalty Obligation Schedule

	2007	2006
Balance, beginning of year	$56,496	$21,112
Net additions	26,283	35,384
Balance, end of year	$82,779	$56,496

Schedule of prepaid interest, indemnification fees and  loan agreement fees

	2007	2006
Balance, beginning of year	$5,455	$2,243
Indemnification fees	1,355	436
Prepaid interest and fees received	1,976	3,764
Indemnification fee income recognized	(189)	(215)
Recognition of loan fees and prepaid interest	(337)	(773)

Balance, end of year	8,260	5,455
Less: current portion (Note 11)	(969)	(621)
	$7,291	$4,834

Interest and fees are amortized over the term of the respective agreements utilizing the effective interest method.

10. Demand Loans:

The Company has a $3,500,000 operating line of credit which bears interest at prime plus 0.75%. These funds are available for general corporate purposes. At December 31, 2007 and December 31, 2006, the Company had not drawn on the bank line.

	2007	2006
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99%, due February 2010.	$2,348	$3,300
Demand loan, repayable in monthly payments of $83,333 plus interest at bank prime plus 1.5%, due August 2011	3,667	4,700
	$6,015	$8,000

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

11. Other Liabilities:

	2007	2006
Deferred revenue (Note 9)	$969	$621
Obligations under capital lease (Note 12)	918	290
	$1,887	$911

12. Obligations under Capital Lease:

Obligations under capital lease bear interest between 3.3% and 8.0% per annum, are due from 2008 to 2012 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows:  2008 - $918,000, 2009 - $806,000, 2010 - $632,000, 2011 - $134,000 and 2012 - $40,000.

13. Asset Retirement Obligations:

The Company’s asset retirement obligations consist of reclamation and closure costs for both mineral and oil & natural gas properties. The present value of obligations relating to mineral properties is currently estimated at $2,566,000 (2006 - $1,889,000) and was determined using a 7.5% discount rate and expected payment of future obligations of $5.3 million over the next 6 to 11 years. The present value of obligations relating to oil & natural gas properties is currently estimated at $641,000 (2006 - $597,000) and was determined using a 7.5% discount rate and expected payment of future obligations of $1.4 million over the next 4 to 17 years. An accretion expense component of $187,000 (2006 - $175,000) has been charged in 2007 to reflect an increase in the carrying amount of the asset retirement obligations.
Changes to the asset retirement obligation during the year are as follows:

	2007	2006
Asset retirement obligations, beginning	$2,486	$2,311
Accretion expense	187	175
Revisions in estimated future cash out flows	534	-
Asset retirement obligations, ending	$3,207	$2,486

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $658,000 (2006 - $658,000) and $1,619,000 (2006 - $1,483,000), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,277,000 (2006 - $2,181,000). The Company has also deposited $112,000 (2006 - $89,000) for its reclamation obligations on certain of its Saskatchewan oil properties.

	2007	2006
Deposits for reclamation costs, beginning	$2,270	$2,097
Additions:
Mineral properties	96	150
Saskatchewan oil properties	23	23
Deposits for reclamation costs, ending	$2,389	$2,270

14. Shareholders’ Equity:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

ISSUED AND OUTSTANDING COMMON SHARES

	2007		2006
	Number	Amount	Number	Amount
Beginning of year	76,272,791	$56,036	72,461,686	$53,109
ESPP (a)	122,289	210	108,327	125
Exercise of stock options (b)	270,000	294	230,000	251
Exercise of warrants (c)	2,173,533	2,799	139,750	167
Flow-through shares (d)	-	-	3,333,028	5,500
Issue costs	-	-	-	(417)
Equity issue (e)	14,375,000	23,000	-	-
Issue costs	-	(1,560)	-	-
Flow-through shares (f)	3,783,784	7,000	-	-
Issue costs	-	(483)	-	-
Tax effect of flow-through shares	-	(1,705)	-	(2,699)
End of year	96,997,397	$85,591	76,272,791	$56,036

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2007, the Company issued 122,289 common shares (2006 - 108,327) for $210,000 (2006 - $125,000) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is 10% of the Company’s common shares outstanding.

(b) SHARE OPTION PLAN

The Company has established a stock option plan under which options may be granted to directors, officers, key employees and consultants.  The maximum number of common shares available for option under the stock option plan is 9% of the Company’s common shares outstanding. Options granted have an exercise price of the prior day’s closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire 10 years from the date of the grant of the option.

For director and employee options outstanding at December 31, 2007 and 2006, weighted average exercise prices are as follows:

	2007 Options	Average Price	2006 Options	Average Price
Beginning of year	3,380,000	$1.17	2,755,000	$1.11
Options granted	925,000	1.63	965,000	1.35
Options exercised	(270,000)	0.81	(230,000)	0.74
Options lapsed	(398,333)	1.64	(110,000)	2.13
End of year	3,636,667	$1.27	3,380,000	$1.17

For director and employee options outstanding at December 31, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price	Weighted Average	Weighted Average Per Share
	Number	Exercise Price	Remaining Life
$0.53-$0.96	741,000	$0.63	4.77 years
$1.05-$1.47	1,712,333	1.26	4.11 years
$1.54-$2.10	1,183,334	1.68	8.58 years
	3,636,667	$1.27	5.70 years

The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of a six year weighted average expected option life, no expected forfeiture rate, 47% to 60% volatility (2006 - 60% to 61%) and interest rates ranging from 3.96% to 4.70% (2006 - 3.90% to 4.20%). In 2007, the fair value and the compensation expense recorded in respect of stock options issued was $592,000 (2006 - $523,000).

(c) EQUITY ISSUE

During 2005, the Company completed a private placement consisting of a total of 4,023,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share, for gross proceeds of $9,025,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitled the holder, upon exercise at any time up to and including June 23, 2007 and upon payment of $1.20, to subscribe for one common share. In partial consideration of services provided to the Company in connection with the offering, the Underwriters were issued broker options entitling them to purchase up to an aggregate of 201,155 broker units at any time up to and including June 23, 2007 at a price of $1.10 per broker unit. Each broker unit consisted of one common share and one-half of a broker warrant. Each whole broker warrant entitled the holder to subscribe for one common share for a period up to and including June 23, 2007 at an exercise price of $1.30. With respect to the flow-through share portion of the private placement, the Company was required to expend $5,002,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2006.

(d) FLOW-THROUGH SHARES

During 2006, the Company completed a non-brokered private placement consisting of a total of 3,333,028 common shares, issued on a flow-through basis, at a price of $1.65 per share, for proceeds of $5,500,000.  With respect to the flow-through share portion of the private placement, the Company was required to expend $5,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2007.

(e) EQUITY ISSUE

During 2007, the Company completed an equity issue that consisted of a total of 12,500,000 common shares at a price of  $1.60 per share, for proceeds of $20,000,000.  In addition, the Underwriters of the offering exercised the over-allotment option to purchase an additional 1,875,000 common shares a price of $1.60 per share for additional gross proceeds of $3,000,000, resulting in the aggregate issuance under the offering of 14,375,000 common shares of the Company for aggregate gross proceeds of $23,000,000.

(f) FLOW-THROUGH SHARES

During 2007, the Company completed a non-brokered private placement consisting of a total of 3,783,784 common shares, issued on a flow-through basis, at a price of $1.85 per share, for proceeds of $7,000,000.  The Company is required to expend $7,000,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2008. As at December 31, 2007, $6.0 remains to be expended.

15. Interest and Other:

	2007	2006
Interest expense	$4,228	$2,011
Interest and other income	(4,341)	(1,782)
Interest and other	$(113)	$229

16. Loss (Gain) on Sale of Assets:

During the year, the Company realized nominal losses primarily on the sale of certain available-for-sale investments.  In 2006, the Company realized a $4.8 million gain on the sale of certain available-for-sale investments and a $1.1 million gain on the sale of an exploration property.

17. Income Taxes:

The significant components of future income tax assets at December 31 are as follows:

	2007	2006
Future income tax assets:
Mineral properties(1)	$(369)	$7,796
Non-capital loss carryforwards	-	-
Asset retirement obligations	866	771
Share issue costs	604	316
Royalty obligation(1)	22,350	17,515
Deferred revenue	2,230	1,691
Future income tax assets before valuation allowance	25,681	28,089
Valuation allowance	(25,681)	(28,089)
Future income tax assets	$-	$-

(1)  Reflects impact of Royalty Agreements and utilization of mineral tax pools as disclosed in Note 9.

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2007	2006
Earnings (loss) before income taxes	$(8,672)	$3,723
Combined federal and provincial tax rate	36%	37%
Expected tax expense (recovery)	(3,122)	1,378
Increase (decrease) in taxes resulting from:
Crown royalties	-	256
Alberta Royalty Tax Credit	-	(125)
Resource allowance	-	(292)
Other permanent differences	271	(658)
Effect of change in effective tax rates	4,149	7,422
Valuation allowance	(3,003)	(10,680)
Income tax recovery	$(1,705)	$(2,699)

18. Per Share Amounts:

The calculation of earnings (loss) per share have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2007 of 88,295,773 shares (2006 - 73,183,917 shares).

	2007	2006
Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(6,967)	$6,422
Weighted average number of common shares outstanding	88,296	73,184
Basic earnings (loss) per share	$(0.08)	$0.09
Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(6,967)	$6,422
Weighted average number of common shares outstanding	88,296	74,113
Diluted earnings (loss) per share	$(0.08)	$0.09

In 2007, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as the options were anti-dilutive.

In 2006, the net effect of applying the treasury-stock method to the weighted average number of shares outstanding included the dilutive effect of 634,000 share options and 295,000 warrants.  Excluded from the computation of diluted earnings per share were options outstanding on 675,000 shares with an average exercise price greater than the average market price of the Company’s common shares.

19. Financial Instruments:

To manage risks associated with prices for gold, oil & natural gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding instruments with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

The carrying amounts of cash and equivalents, receivables, reclamation deposits, payables and accrued liabilities, and demand loans approximate their fair values due to their short term nature.

The cash flows associated with the restricted promissory notes and royalty obligations match. Due to the lack of comparable market information, the fair value of these instruments is not determinable.

At December 31, 2007 and 2006, the Company had no outstanding forward gold or foreign exchange contracts.

20. Commitment:

To satisfy its commitment pursuant to the issuance of flow-through shares, the Company is required to expend $7.0 million of qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2008. At December 31, 2007, $6.0 million remains to be expended.

21. Segmented Information:

The Company has two reportable industry segments:  (1) gold mining and exploration and (2) oil, natural gas liquids and natural gas production.  The Company’s entire asset base is located in Canada.  The Company’s producing gold operations are the Seabee and Santory 7 properties, located in northern Saskatchewan.  Mineral exploration properties are located in Saskatchewan and Ontario.  The Company’s oil & natural gas assets are located in Alberta and Saskatchewan.  The accounting policies of the segments are the same as those described in Note 2 and Note 3.

2007	Gold	Oil & Natural Gas	All Others	Total

Revenue	$29,922	$9,029	$-	$38,951
Crown royalties	-	(1,720)	-	(1,720)
Alberta royalty tax credit	-	-	-	-
Overriding royalties	-	(4,283)	-	(4,283)
Net Revenue	29,922	3,026	-	32,948
Operating expenses	25,311	2,384	-	27,695
Depreciation, depletion and accretion	8,308	968	-	9,276
Write-down of exploration properties	583	-	-	583
Non-segmented loss	-	-	2,361	2,361
Net earnings (loss)	$(4,280)	$(326)	$(2,361)	$(6,967)
Assets	93,453	10,361	95,620	199,434
Capital expenditures for the year	32,133	824	-	32,957

		Oil &
2006	Gold	Natural Gas	All Others	Total

Revenue	$32,495	$8,893	$-	$41,388
Crown royalties	-	(1,979)	-	(1,979)
Alberta royalty tax credit	-	500	-	500
Overriding royalties	-	(4,230)	-	(4,230)
Net Revenue	32,495	3,184	-	35,679
Operating expenses	21,296	2,330	-	23,626
Depreciation, depletion and accretion	9,968	729	-	10,697
Write-down of exploration properties	155	-	-	155
Non-segmented income	-	-	(5,221)	(5,221)
Net earnings	$1,076	$125	$5,221	$6,422
Assets	66,487	10,538	68,692	145,717
Capital expenditures for the year	20,507	2,204	-	22,711

22. Comparative Figures:

Certain prior years’ balances have been reclassified to conform to the current year’s financial statement presentation.

23. Subsequent Event:

On March 13, 2008, the Company announced plans to proceed with a non-brokered, best efforts debenture offering of up to $20 Million.  The proposed offering, which is subject to regulatory approval, will feature a 12%, five year term with monthly interest only payments.  Debenture holders will be entitled to warrants in the amount of 10% of the debenture purchase (100 warrants per $1,000 of debentures).  Each warrant will entitle the holder to acquire one common share at the exercise price of $2.00 per common share for a period of five years from the date of closing.  The debenture will be secured by a general security agreement covering all the Company’s assets.  The security interest will be subordinated to all bank debt.

Josef Spross
Chairman

Neil McMillan
President & Chief Executive Officer

Rick Johnson, CA
Vice President Finance & Chief Financial Officer

Philip Ng, P. Eng
Vice President Operations

Ronald J. Hicks, CA
Director

Ted Nieman
Director

J. Robert Kowalishin, P.Eng.
Director

Ray McKay
Director

Claude Resources Inc.

(CRJ - TSX)
(CGR - AMEX)
200, 224 - 4th Avenue South, Saskatoon
Saskatchewan, Canada
S7K 5M5
306.668.7505
306.668.7500 Fax

Incorporation

Canada Business
Corporations Act

Capitalization
and Listings

96,997,397
common shares
outstanding
Exempt issuer under
SEC Regulation
12g3-2(b)

Transfer Agent

Valiant Trust Company
Calgary, Canada

Auditors

KPMG LLP
Saskatoon, Canada

Solicitors

MacPherson Leslie & Tyerman
Saskatoon, Canada

Bank

Canadian Western Bank
Saskatoon, Canada

The Annual General Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. on Friday, May 9, 2008.

Shareholders are encouraged to attend. Those unable to attend should complete the form of proxy included with the Management Information Circular and forward it to Valiant  Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.

CLAUDE RESOURCES INC. 2007 ANNUAL REPORT

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan, Canada, S7K 5M5
P 306.668.7505  F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com